ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

March 22, 2010

Alyssa Albertelli (202) 508-4667 alyssa.albertelli@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Keith O’Connell

Re:	Artisan Funds, Inc. (Registration Nos. 33-88316 and 811-8932)
Responses to Comments on Post-Effective Amendment No. 44

Dear Mr. O’Connell,

I am writing on behalf of Artisan Funds, Inc. (“Artisan Funds”) to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 44 to Artisan Funds’ Registration Statement on Form N-1A. Artisan Funds filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933 on January 13, 2010 in connection with the registration of a new series of Artisan Funds, Artisan Global Equity Fund (the “Fund”). You communicated these comments to me and Marian G. Fowler via telephone on February 26, 2010. The Staff’s comments and Artisan Funds’ responses are set forth below. These responses will be reflected in Post-Effective Amendment No. 46 to Artisan Funds’ Registration Statement, which will be filed on or before March 29, 2010.

1.	Comment: Please provide a copy of the legend that will be included in the summary prospectus for the Fund pursuant to the requirements of Rule 498(b)(1)(v) of the Securities Act of 1933, as amended (the “Securities Act”).

Response: The following legend will be provided pursuant to the requirements of Rule 498(b)(1)(v) of the Securities Act in the Fund’s summary prospectus: “Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund, including the statement of additional information, online at http://hosted.rightprospectus.com/Artisan. You can also get this information at no cost by calling 1-800-344-1770 or by sending an e-mail request to artisanprospectus@rrd.com. The Fund’s current prospectus and statement of additional information, both dated March 29, 2010, are incorporated by reference into this summary prospectus.”

2.	Comment: Please remove the exchange ticker symbol listed atop the Fund’s Fund Summary, as such symbol already appears on the front cover pursuant to Form N-1A and is not required to be repeated here.

Response: We respectfully disagree with the proposed comment. We believe that providing the exchange ticker symbol, in addition to the Fund’s name and class of shares, at the beginning of the Fund’s Fund Summary is useful to investors. In addition, the exchange ticker symbol must be provided in the summary prospectus for the Fund pursuant to the requirements of Rule 498(b)(1)(ii) of the Securities Act.

3.	Comment: In the Shareholder Fees table for the Fund, please delete the following from the parenthetical adjacent to the “Redemption Fee” line item in the table: “the Fund will charge you a 2.00% redemption fee.”

Response: The disclosure provided in this section was crafted in response to the following comment from the Staff on Post-Effective Amendment No. 43 to Artisan Funds’ Registration Statement on Form N-1A, to which we responded via a correspondence filing on January 20, 2010: “In the Shareholder Fees table for certain Funds, please delete the footnote regarding redemption fees and include the relevant disclosure as a parenthetical to the ‘Redemption Fee’ line item on the table.” In response to this comment, we made the requested change and included the following disclosure as a parenthetical adjacent to the “Redemption Fee” line item in Post-Effective Amendment No. 45 to Artisan Funds’ Registration Statement: “(the Fund will charge you a 2.00% redemption fee when you sell or exchange shares owned for 90 days or less).” Given that we revised the disclosure pursuant to the Staff comment in Post-Effective Amendment No. 45 to Artisan Funds’ Registration Statement, we believe it is important to include the full parenthetical in the Fund’s registration statement for consistency purposes.

4.	Comment: Please confirm that the Fund does not expect to invest in one or more Acquired Funds.

Response: We confirm that the Fund does not expect to invest in one or more Acquired Funds for which disclosure would be required pursuant to Item 3 of Form N-1A.

5.	Comment: Please add disclosure to the Fund’s Principal Investment Strategies requiring the Fund, under normal circumstances, to invest at least 40% of its portfolio in securities of non-U.S. companies.

Response:

We have considered the Staff’s comment carefully. Based on our legal analysis, as more fully discussed below, we respectfully disagree that the use of the term “global” in Artisan Global Equity Fund’s name requires that the Fund must, under normal circumstances, invest at least 40% of its portfolio in securities of non-U.S. companies (hereinafter, the “Global Test”). We base this conclusion on (1) the fact that the Commission has never deemed the term “global” to be subject to Section 35(d) or Rule 35d-l, and expressly made a statement to that effect in the Rule’s adopting release, and (2) our belief that the use of the term “global” in the Fund’s name is not misleading in view of the manner in which the Fund is managed, as detailed in the Fund’s prospectus.

Moreover, we are concerned that adoption of and compliance with the Global Test will not be in the best interests of the Fund’s shareholders. Those shareholders chose a fund unconstrained by such a rigid minimum and should not be exposed to the disadvantages (and potential risks) of investments based on compliance with an arbitrary minimum holding requirement, instead of investments based purely on an assessment of investment merits. The undesirability of adoption of a rigid investment floor represented by the Global Test is compounded by the fact that some funds that use “global” in their names are not subject to such a floor. This means that adoption of the Global Test would place the Fund and its shareholders at an unfair disadvantage to other global funds and their shareholders.

Finally, it is noted that the Fund will operate in a manner that provides diversification by investing in a manner consistent with the only authoritative guidance from the Commission on Global Funds, i.e., that those funds invest in assets “that are tied economically to a number of countries throughout the world.”1 It is this, and not the adoption of a rigid Global Test, that meaningfully protects shareholders from being misled by the use of “global” in the Fund’s name.

A.	Legal Analysis

Section 35(d) of the 1940 Act does not, on its face, require a registered investment company to maintain a minimum amount, or type, of investment in order to call itself a “global” fund. Rather, this section makes it unlawful for any registered investment company to adopt as part of its name or title any word or words that the Commission defines as materially deceptive or misleading. The section is not self-effectuating; in other words, it does not impose any limitations on the use of any name on its own, it merely provides the Commission with the authority to define a name as being materially deceptive or misleading. Under the plain wording of Section 35(d), a name is not unlawful pursuant to the section unless and until the Commission has made an affirmative determination that the name is materially deceptive or misleading.2

[1]	Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) at n.42 (the “Adopting Release”).
[2]

See Taussig v. Wellington, 313 F.2d 472, 482 (3rd Cir., 1963) (Smith, J. dissenting) (illegality under Section 35(d) will attach “only after such a finding and declaration by the Commission.”); Young v. Nationwide Life Insurance Company, 2 F.Supp. 2d 914, 928 (S.D.Tex. 1998)(“The words of the statute are subject to no other interpretation

Our research has revealed no instances in which the Commission has determined the word “global” to be materially deceptive or misleading under Section 35(d) due to a failure to meet a percentage-based test. To the contrary, the Commission had the opportunity to impose such a test when it proposed, and ultimately adopted, Rule 35d-l under the 1940 Act (the “Names Rule”), but it specifically declined to do so. In the release adopting the Names Rule, the Commission stated that “Rule 35d-l, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms... ‘international,’ [or] ‘global,”’ and that “‘international’ and ‘global’ funds will not be subject to the rule.”3 As a result, a “global” fund’s failure to meet a percentage-based test does not cause its name to be materially deceptive or misleading within the meaning of Section 35(d).4

B.	Facts and Circumstances Analysis

We believe the Commission’s explicit decision that use of “global” in a fund’s name does not implicate the Names Rule is dispositive. However, in the interests of fully and fairly considering the Staff’s comment, we have also considered the issue more broadly. The general test of whether a particular fund name is misleading under Section 35(d) is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”5 The name of an investment company is not the sole source of information regarding a company’s investments and risks,6 but must be considered in light of the facts and circumstances surrounding the use of the name.7

We submit that the Staff’s Global Test has a limited applicability in an analysis of the facts and circumstances surrounding a fund’s use of “global” in its name because the test only describes a subset of “global” funds. The Commission has stated that (1) “a reasonable investor could conclude” that a name that contains the word “global” may “suggest more than one investment focus”8; and (2) “while an investment company with than that which requires an SEC finding before a party can be found liable.”); Side Fund Inc. v. New England Life Side Fund, Inc., 1970 U.S. Dist. LEXIS 9659 (S.D.N.Y., 1970)(denying claim under Section 35(d), noting “[it]is nowhere averred, much less established, that the Commission has declared the words ‘side fund’ to be ‘deceptive or misleading’.”); Larry D. Barnett, The Regulation of Mutual Fund Names and the Societal Role of Trust: An Exploration of Section 35(d) of the Investment Company Act, 3 DePaul Bus. & Comm. L.J. 345, 370 (2005)(“Congress required action by the Commission before a name can be deemed to violate the section.”)

[3]	Adopting Release at n.42 and accompanying text.
[4]

The Commission has not delegated its authority under Section 35(d) to the Staff. See 17 C.F.R. § 200.30-5 (listing Commission’s grant of delegated authority to the staff of the Division of Investment Management). See also Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (April 18, 1979)(“In cases where the Division believes a violation may have occurred, the Commission has instructed it...to recommend to the Commission that appropriate action be taken as authorized by Section 35(d) of the Act.”)(emphasis added).

[5]	Adopting Release at text accompanying n.44.
[6]	Id. at text accompanying n.4.
[7]	See Id. at n.47 (noting that whether names related to maturity are misleading “depends on all of the facts and circumstances, including other disclosure to investors.”)
[8]	Investment Company Names, SEC Rel. No. IC-22530 (Feb. 27, 1997).

a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios.”9 The Global Test, in contrast, describes a single investment focus (i.e., a long strategy that limits exposure to U.S. markets). The test fails to describe other global funds that may have a different investment focus from the funds that meet the Global Test. As a result, if a fund does not meet the Global Test, the Commission would have to examine the remaining facts and circumstances to determine whether the fund has an investment focus that is accurately reflected in the term “global.”

The facts and circumstances surrounding the use of the term “global” in Artisan Global Equity Fund’s name establish that the Fund’s name is not deceptive or misleading. The Fund’s investment goal is to seek maximum long-term capital growth through a stock selection process focused on identifying long-term growth opportunities. Under normal circumstances, the Fund invests no less than 80% of its net assets plus any borrowings for investment purposes at market value at the time of purchase in equity securities or instruments that have similar economic characteristics. The Fund may invest in equity securities both within and outside the U.S., including emerging and less developed markets. The Fund focuses on investing in the securities of individual companies throughout the world that present long-term growth opportunities, rather than focusing on the selection of countries or regions. In other words, the Fund seeks growth investments on a global basis, and will generally not allow geography to limit its ability to make the best investments. At any given point, the Fund could be invested primarily in the U.S., primarily outside the U.S.,10 or in an equal balance of U.S. and non-U.S. companies. At all times, however, the Fund’s adviser searches for and considers new growth investments on a wide-ranging global basis. Because the most attractive investments will rarely be confined to the U.S., under normal circumstances the Fund will have a significant number of investments outside the U.S. The name “Artisan Global Equity Fund” and the Fund’s prospectus accurately describe the Fund’s investment strategy of seeking out growth investments throughout the world.

We submit that there is nothing in the Fund’s name that would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with its intended investments or risks.

C.	Best Interests of Shareholders

We also respectfully submit that requiring the Fund to adhere to the Global Test may place the Fund and consequently its shareholders at a competitive disadvantage vis-a-vis other funds pursing global strategies. In the months prior to the December 2007 inception of Artisan Global Value Fund, another series of Artisan Funds, Fund counsel surveyed a number of mutual funds (excluding “funds of funds”) that pursued a global strategy, used “global” in their name and were either in registration or then selling shares

[9]	Id. (emphasis added).
[10]

The Fund intends to limit its exposure to any single non-U.S. market by investing no more than 35% of its net assets at market value at the time of purchase in companies from any single country other than the U.S.

publicly. Of the 227 funds surveyed, only 27 funds, or less than 12%, were identified that included disclosure that complies with the Global Test. This demonstrated that the overwhelming majority of “global funds” at that time had not been required to meet the Global Test. Funds without a Global Test enjoy greater investment freedom and may be able to achieve greater performance success than the Fund if the Fund were subjected to the Global Test. We have not repeated such a costly and extensive survey in response to the comments to which this letter responds. The Global Test would handicap the Fund and could well disadvantage its shareholders when its performance is compared to that of other global funds not as constrained. This competitive disadvantage also would be highlighted when third parties, such as Lipper Inc. and Morningstar, Inc., provide comparative peer performance data for the Fund in their public rankings and rating data. Indeed, in somewhat analogous circumstances, when Lipper constructed a peer group to provide comparative expense data to the Fund’s independent directors as part of the Fund’s 2010 “15c” contract approval process, two out of the six funds using “global” in their names included in that Lipper peer group did not have prospectus disclosure indicating that they complied with the Global Test. We further note that both Lipper and Morningstar, two of the largest third party providers of fund comparative information, use definitions in categorizing funds that are inconsistent with the Global Test. As is evidenced by the peer data on global funds and the definitions used in the market, “global” can include a variety of different strategies. Requiring the Fund to adopt the Global Test would hinder its investment flexibility, which would place the Fund at a competitive disadvantage, and would not serve the long-term best interests of the Fund or its shareholders.

D.	Conclusion

We respectfully disagree that the use of the term “global” in the Fund’s name (i) requires that the Fund, under normal circumstances, invest at least 40% of its portfolio in securities of non-U.S. companies, or (ii) is materially deceptive or misleading unless the Fund meets the Staff’s Global Test. Should the Commission by rule, regulation or order find that the use of the term “global” in mutual funds’ names requires such funds to adhere to the Global Test, the Fund will revise its investment policies accordingly or cease using the term “global” in its name.

6.	Comment: As part of the Fund’s Principal Investment Strategies, please add “including emerging markets,” if applicable, to the end of the following sentence: “The Fund may invest in equity securities both within and outside the U.S.”

Response: The requested change has been made.

7.	Comment: With respect to Portfolio Turnover, you may delete the following sentence because it is not required by Form N-1A: “The Fund was not in operation prior to the date of this prospectus and as such has no portfolio turnover to report.”

Response: The requested change has been made.

8.	Comment: In the Principal Risks section, please delete “Investing in IPOs risks” unless initial public offerings are one of the Fund’s principal investment strategies. If initial public offerings are one of the Fund’s principal investment strategies, please add disclosure to that effect to the Principal Investment Strategies section.

Response: The requested change has been made. “Investing in IPOs risks” has been removed from the Fund’s Principal Risks section.

9.	Comment: In the Purchase and Sale of Fund Shares section, please delete the paragraph following “Minimum Investments.” Also, please consider moving the following sentence out of the Fund Summary section of the prospectus: “Some redemptions require Medallion guarantees.”

Response: The disclosure provided in the Purchase and Sale of Fund Shares section was crafted in response to the following comment from the Staff on Post-Effective Amendment No. 43 to Artisan Funds’ Registration Statement on Form N-1A, to which we responded via a correspondence filing on January 20, 2010: “In the Purchase and Sale of Fund Shares section, please replace the footnote relating to minimum investment amounts with narrative disclosure. Also, please delete the second sentence of the disclosure.” In response to this comment, we made the requested change and revised the paragraph in Post-Effective Amendment No. 45 to Artisan Funds’ Registration Statement as follows: “The Fund will waive the initial minimum of $1,000 if you invest through the Automatic Investment Plan and may do so under certain other circumstances. See “Investing with Artisan Funds – Minimum Investments” in the Fund’s statutory prospectus for additional information.” Given that we revised the disclosure pursuant to the Staff comment in Post-Effective Amendment No. 45 to Artisan Funds’ Registration Statement, we believe it is important to include the paragraph, as revised above, in the Fund’s registration statement for consistency purposes.

We respectfully disagree with the proposed comment to delete “Some redemptions require Medallion guarantees.” Item 6(b) of Form N-1A requires disclosure regarding the procedures for redeeming shares. We believe that noting in the Fund Summary that Medallion guarantees are required for some redemptions is useful to investors and is a procedure that should be disclosed pursuant to Item 6(b) of Form N-1A.

10.	Comment: In the first paragraph under “Redeeming Shares” in the prospectus, please replace the phrase “received and accepted by the Fund or its authorized agent” with the phrase “received in good order by the Fund or its authorized agent.”

Response: The requested change has been made.

11.	Comment: On the back cover page of the Fund’s prospectus, please change the zip code for the Commission’s Public Reference Section to 20549-1520.

Response: The requested change has been made.

12.	Comment: On the back cover page of the Fund’s prospectus, although not required for a new fund pursuant to Instruction (4) to Item 1(b)(1) of Form N-1A, please consider whether it would be helpful for investors to include an explanation regarding the process for obtaining the Fund’s annual and semi-annual reports.

Response: The requested change has been made.

As requested, on behalf of Artisan Funds, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing, (ii) the Staff’s review of this filing, under delegated authority, does not relieve Artisan Funds from its full responsibility for the adequacy and accuracy of the disclosure in this filing, and (iii) Artisan Funds will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving Artisan Funds.

Please do not hesitate to call me at 202-508-4667 or Alan G. Priest at 202-508-4625 if you have any questions or require additional information.

Regards,

/s/ Alyssa Albertelli
Alyssa Albertelli